King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

October 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Jamestown Invest 1, LLC

Amendment No. 3 to Draft Offering Statement on Form 1-A

Submitted August 20, 2019

CIK No. 0001751158

Dear Ms. Gorman:

On behalf of our client, Jamestown Invest 1, LLC (the “Company,” formerly known as “Jamestown Atlanta Invest 1, LLC”), we hereby submit this letter and the following information in response to a letter dated September 17, 2019 (the “Staff Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A, confidentially submitted on August 20, 2019 (the “Offering Statement”). We are also concurrently filing for public review an amended version of the Offering Statement (the “Revised Draft”). This letter, together with the changes reflected in the Revised Draft, responds to the Staff Letter.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Amendment No. 3 to Confidential Draft Submission

What fees and expenses will you pay to our Manager or any of its affiliates?, page ix

1.

We note your response to comment 2 of our letter dated May 31, 2019. Please revise your disclosure to clearly state, if true, that you will not directly or indirectly reimburse your manager for fees paid to North Capital Private Securities.

In response to the Staff’s comments, the Company has revised our disclosure on page ix of the Revised Draft.

Market Opportunities Potential Investments, page 61

Matt Bronfman

Jamestown Invest 1, LLC

October 24, 2019

2.

You anticipate that Property 1 will “produce stable cash flow upon stabilization that may be distributed to shareholders.” You also state that the Properties are presented for informational purposes only to demonstrate the types of investments that you seek to make. Given the latter statement, please delete the reference to the cash flow Property 1 may generate, which may be distributed to shareholders.

In response to the Staff’s comments, the Company has revised our disclosure on page 61 of the Revised Draft.

Plan of Distribution, page 104

3.

We note that you will conduct the offering in reliance on the exemption from registration contained in Exchange Act Rule 3a4-1. We also note revised disclosure in Mr. Wilson’s biography indicating that he is a registered representative of North Capital Private Securities and has FINRA Series 7 and 63 registrations. Please advise if Mr. Wilson will rely on Rule 3a4-1, and if so, how he fits within paragraph (a)(3).

Mr. Wilson will not rely on Rule 3a4-1. As such, the Company has revised our disclosure on page 104 of the Revised Draft.

Consent, page X-11

4.	We note that there is an inconsistency between the audit report date within your auditors’ report and the audit report date within the auditors’ consent. Please address accordingly.

In response to the Staff’s comments, and due to the private placement conducted prior to the submission of this Revised Draft, the Company has provided an updated auditors’ report in the Revised Draft.

Exhibits

5.

We note your response to comment 9 of our letter. We reissue our comment. Please revise your Form of Subscription Agreement to remove the reference to an investor understanding and being fully cognizant of the risk factors. Please also remove the acknowledgement as to conflicts of interest, and the waiver of any claim with respect to such conflicts of interest. Refer to paragraphs 3.7 and 3.20.

In response to the Staff’s comments, the Company revised our Subscription Agreement and submitted to the Staff changed pages of the Subscription Agreement as a supplement. Such changed pages are attached hereto as Appendix A. After a verbal discussion with the Staff, the Company has further revised our Subscription Agreement and attached the updated Subscription Agreement as Exhibit 4.1 of the Revised Draft.

***

Matt Bronfman

Jamestown Invest 1, LLC

October 24, 2019

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III
C. Spencer Johnson, III

cc:	Howard Efron
Wilson Lee
Kim McManus
(Securities and Exchange Commission)

Matt Bronfman
Gretchen Nagy
John Wilson
(Jamestown Invest 1, LLC)

Matt Bronfman

Jamestown Invest 1, LLC

October 24, 2019

Appendix A

[see attached]

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

FOR QUALIFIED PURCHASERS

JAMESTOWN INVEST 1, LLC

A DELAWARE LIMITED LIABILITY COMPANY

This is a Subscription for

Common Shares of

Jamestown Invest 1, LLC (the “Company”)

confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

3.2 You, if an entity, are, and shall at all times while you hold Common Shares remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of your incorporation or organization, having full power and authority to own your properties and to carry on your business as conducted.

3.3 You, if a natural person, are eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen and resident of the United States of America.

3.4 You have the requisite power and authority to deliver this Agreement, perform the obligations set forth herein, and consummate the transactions contemplated hereby. You have duly executed and delivered this Agreement and are authorized to execute and deliver this Agreement and to perform the obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by us, is your legal, valid and binding obligation enforceable against you in accordance with its terms.

3.5 At no time has it been expressly or implicitly represented, guaranteed or warranted to you by us or any other person that:

(a) A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of an investment in the Common Shares; or

(b) Our past performance or experience in any way indicates the predictable or probable results of the ownership of the Common Shares or the Company.

3.6 You have received this Agreement, the Offering Circular, the Operating Agreement and the OP LPA. You and/or your advisors, who are not affiliated with and not compensated directly or indirectly by us or our affiliates, have such knowledge and experience in business and financial matters as will enable you to utilize the information received in connection with the Company and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect your own interests in connection with the Purchase of Common Shares.

3.7 You understand that the Common Shares being purchased are a speculative investment which involves a substantial degree of risk of loss of your entire investment in the Common Shares~~, and you understand and are fully cognizant of the risk factors related to the Purchase of the Common Shares~~.

3.8 You understand that any forecasts or predictions as to our performance are based on estimates, assumptions and forecasts that we believe to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.9 You are able to bear the economic risk of this investment and, without limiting the generality of the foregoing, are able to hold this investment for an indefinite period of time. You

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separate account and (b) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(b) Not purchasing the Common Shares with funds that constitute the assets of any of the entities or plans described in Section 3.17(a)(i) through 3.17(a)(v) above.

3.18 You further represent and warrant that neither you nor any of your affiliates (a) has discretionary authority or control with respect to our assets or (b) provide investment advice for a fee (directly or indirectly) with respect to our assets. For this purpose, an “affiliate” includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person and “control” with respect to a person other than an individual means the power to exercise a controlling influence over the management or policies of such person.

3.19 You confirm that you have been advised to consult with your independent attorney regarding legal matters concerning us and to consult with independent tax advisers regarding the tax consequences of investing in us. You acknowledge that you understand that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. You acknowledge and agree that we are providing no warranty or assurance regarding the ultimate availability of any tax benefits to you by reason of the Purchase.

3.20 You ~~agree that by acquiring our Shares, you will be deemed (i) to have acknowledged the existence of the actual and potential conflicts of interest identified in the Offering Circular in connection with our potential~~ consent to (i) our acquisition of investments warehoused by Jamestown or its affiliates until six months after we break escrow and ~~any bridge financing in connection therewith, (ii) to have waived any claim you may have with respect to the existence of any such conflict of interest, and (iii) to have approved and ratified our acquisition of such warehoused investments and~~(ii) any bridge financing in connection therewith, in each case, as outlined in the Offering Circular.

4. Ownership Limitation. You acknowledge and agree that, pursuant to the terms of the Operating Agreement, you generally cannot own, or be deemed to own more than 9.8% of the total number of our Shares. The Operating Agreement includes additional restrictions on ownership, including ownership that would result in (i) us being “closely held” within the meaning of Section 856(h) of the Code, or (ii) us failing to qualify as a REIT. You also acknowledge and agree that, pursuant to the terms of the Operating Agreement, your ownership of our Common Shares cannot cause any other person to violate the foregoing limitations on ownership.

5. Tax Forms. You certify that the information contained in question 2 of Exhibit B herein, when submitted to us will be true, correct and complete. You shall (i) promptly inform us of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the Internal Revenue Service instructions, the Code or any applicable Treasury Regulations or as may be requested from time to time by us.

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